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[GRAPHIC]
                                                      CORNUCOPIA RESOURCES LTD.

                   Suite 540 - 355 Burrard Street, Vancouver, BC Canada V6C 2G8
                          Telephone: (604) 687-0619 - Facsimile: (604) 681-4170
NEWS RELEASE

                                                   NASDAQ TRADING SYMBOL: CNPGF
                                                        TSE TRADING SYMBOL: CNP

FOR IMMEDIATE RELEASE                                          OCTOBER 29, 1998


                     CORNUCOPIA TO TRADE ON OTC BULLETIN BOARD

VANCOUVER, BC - The common shares of Cornucopia Resources Ltd. have commenced trading on the OTC Bulletin Board (Symbol CNPGF) effective October 29, 1998. The Bulletin Board is an automated exchange allowing real time access to the Company's stock price through brokerage systems as well as the Internet.

This follows the decision by the Nasdaq Listing Qualifications Panel not to accept Cornucopia's appeal for a temporary exemption from the rule change which requires a minimum bid price of US$1.00 for continued listing on the Nasdaq SmallCap Market. Cornucopia remains a reporting company under the United States SEC rules and the Company's common stock continues to trade on the Toronto Stock Exchange (Symbol CNP).

Cornucopia is a joint venture partner with Great Basin Gold Ltd. at the Ivanhoe Property in Nevada's Carlin Trend, where two successful drill programs have so far been completed during 1998. The 21 square mile Ivanhoe Property is being explored for high-grade gold and silver quartz veins with strong similarities to Franco Nevada's and Euro Nevada's nearby Ken Snyder underground project at Midas.



ON BEHALF OF THE BOARD OF DIRECTORS

(SIGNED)
Andrew F. B. Milligan
President and CEO
CORNUCOPIA RESOURCES LTD.                   INVESTOR RELATIONS:  1.604.687.0619


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